Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

R3 Printing, Inc.
145 South Fairfax Avenue, Suite 200
Los Angeles, CA 90036
r3printing.com

Up to $635,000.00 Convertible Promissory Note.
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: R3 Printing, Inc.
Address: 145 South Fairfax Avenue, Suite 200, Los Angeles, CA 90036
State of Incorporation: DE
Date Incorporated: March 12, 2018

Terms:

Convertible Promissory Notes

Offering Minimum: $10,000.00 of Convertible Promissory Note.
Offering Maximum: $635,000.00 of Convertible Promissory Note.
Type of Security Offered: Convertible Promissory Note.
Convertible Promissory Note converts to Non-Voting Common Stock when the company raises$1,000,000.00 in a Qualified Financing.
Maturity Date: January 01, 2024
Valuation Cap: $8,000,000.00
Discount Rate: 18.0%
Annual Interest Rate: 5.0%
Minimum Investment Amount (per investor): $100.00

Terms of the underlying Security

Underlying Security Name: Non-Voting Common Stock

Voting Rights:
There are no voting rights associated with Non-Voting Common Stock.

Material Rights:

<p>Same rights and preferences as common stock except for right to vote.</p>

Annual Interest Rate subject to adjustment of 10% bonus for StartEngine shareholders. See 10% Bonus below.

Bonus Rewards

Get rewarded for being an R3 Printing Early Investor!

- **10% Early Bird Bonus**
  - Invest in R3 Printing in the first 10 days and receive an extra 10% increase in your investment!

- **$100+**
  - StartEngine Owner's Bonus
  - This Offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section

Company:

Company: R3 Printing, Inc.
Address: 145 South Fairfax Avenue, Suite 200, Los Angeles, CA 90036
State of Incorporation: DE
Date Incorporated: March 12, 2018

Terms:

Convertible Promissory Notes

Offering Minimum: $10,000.00 of Convertible Promissory Note.
Offering Maximum: $635,000.00 of Convertible Promissory Note.
Type of Security Offered: Convertible Promissory Note.
Convertible Promissory Note converts to Non-Voting Common Stock when the company raises$1,000,000.00 in a Qualified Financing.
Maturity Date: January 01, 2024
Valuation Cap: $8,000,000.00
Discount Rate: 18.0%
Annual Interest Rate: 5.0%
Minimum Investment Amount (per investor): $100.00

Terms of the underlying Security

Underlying Security Name: Non-Voting Common Stock

Voting Rights:
There are no voting rights associated with Non-Voting Common Stock.

Material Rights:

<p>Same rights and preferences as common stock except for right to vote.</p>

Annual Interest Rate subject to adjustment of 10% bonus for StartEngine shareholders. See 10% Bonus below.

Bonus Rewards

Get rewarded for being an R3 Printing Early Investor!

- **10% Early Bird Bonus**
  - Invest in R3 Printing in the first 10 days and receive an extra 10% increase in your investment!

- **$100+**
  - StartEngine Owner's Bonus
  - This Offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section

Company:

Company: R3 Printing, Inc.
Address: 145 South Fairfax Avenue, Suite 200, Los Angeles, CA 90036
State of Incorporation: DE
Date Incorporated: March 12, 2018

Terms:

Convertible Promissory Notes

Offering Minimum: $10,000.00 of Convertible Promissory Note.
Offering Maximum: $635,000.00 of Convertible Promissory Note.
Type of Security Offered: Convertible Promissory Note.
Convertible Promissory Note converts to Non-Voting Common Stock when the company raises$1,000,000.00 in a Qualified Financing.
Maturity Date: January 01, 2024
Valuation Cap: $8,000,000.00
Discount Rate: 18.0%
Annual Interest Rate: 5.0%
Minimum Investment Amount (per investor): $100.00

Terms of the underlying Security

Underlying Security Name: Non-Voting Common Stock

Voting Rights:
There are no voting rights associated with Non-Voting Common Stock.

Material Rights:

<p>Same rights and preferences as common stock except for right to vote.</p>

Annual Interest Rate subject to adjustment of 10% bonus for StartEngine shareholders. See 10% Bonus below.

Bonus Rewards

Get rewarded for being an R3 Printing Early Investor!

- **10% Early Bird Bonus**
  - Invest in R3 Printing in the first 10 days and receive an extra 10% increase in your investment!

- **$100+**
  - StartEngine Owner's Bonus
  - This Offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section

- **$1,000+**
  - Gold Tier: Get all of the above! Plus:
  - Limited edition R3 Printing Early investor ceramic mugs that reflect the signature design of our cornerstone product, R3 Printer.

- **$5,000+**
  - Platinum Tier: Get all of the above! Plus:
  - Get a feel for what the R3 Printer can do: we'll send you a customized R3 Printing Early investor mini sculpture, made with carbon fiber-infused plastic, fresh off an R3 Printer pre-production unit!

- **$10,000+**
  - Diamond Tier: Get all of the above! Plus:
  - Get to know the minds behind R3 Printing! Join us for a one-on-one Q&A with the founders to discuss the Company roadmap and the future of on-demand manufacturing.

*All perks occur when the Offering is completed.

<u>The 10% Bonus for StartEngine Shareholders</u>

R3 Printing, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

Eligible StartEngine shareholders will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering. This means your annual interest rate will be 5.5% instead of 5%.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the Company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the Offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

The Company plans to sell extrusion-based additive manufacturing equipment (3D printers) and related hardware as well as software services to On-Demand Manufacturing ("*ODM*") businesses, also sometimes referred to as "3D printing service businesses." The Company has also collaborated with the United States Air Force ("*USAF*") after it was awarded a Small Business Innovation Research ("*SBIR*") grant by the USAF, and with Defense Innovation Lab, Inc. ("*DiLab*") for a New York State-funded joint research and development initiative, via a Manufacturing

Technology Assistance Grant ("*MTAG*").

Competitors and Industry

The Company's primary competitors include Dremel, Ultimaker, MakerBot Industries, FlashForge USA, Stratasys, Prusa3D, and Markforged.

The markets for the Company's products and services are highly competitive and the Company is confronted by aggressive competition in all areas of its business. The Company's competitors may aggressively cut prices or lower their product margins to gain or maintain market share. Principal competitive factors important to the Company include price, product features, relative price/performance, product quality and reliability, design innovation, marketing and distribution capability, service and support, and corporate reputation.

Current Stage and Roadmap

R3 Printing is an additive manufacturing / 3D printing technology company, currently in the Design for Manufacture / Design for Assembly (DFM / DFA) stages of building its first product. This means that the Company is revising the design of various systems and components to reduce the cost of manufacturing and assembly of the product. The Company expects the first product, R3 Printer, to be on the market in 2021. The initial target market for the Company's hardware products and software services are ODM businesses in the US and Canada.

The Company has an extensive roadmap for future hardware products and subscription-based software and business services in order to build a robust and diverse revenue stream. These services include advanced cloud-based infrastructure monitoring, and a 'materials stockroom' service to automate the management of a 3D printing materials supply chain for busy manufacturers. The Company's future roadmap also includes the expansion of its target market to include international ODM businesses as well.

The Company's vision for its full suite of products and services is a fully-automated additive manufacturing (3D printing) workflow that minimizes reliance on skilled labor throughout the 3D printing process, thereby enabling a future of customized consumer products available at prices that can compete with mass production.

The Team

Officers and Directors

Name: Paul Sieradzki

Paul Sieradzki's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director; Treasurer; Head of Product

Dates of Service: March 12, 2018 - Present
Responsibilities: As Director and Head of Product, Paul oversees the design, engineering, and architecture of the Company's current products and future product roadmap. Paul is also the head of the Company's intellectual property strategy, and is a patented inventor with several additional utility patent applications pending. As Treasurer, Paul is responsible for the Company's liquidity, investments, and risk management related to the Company's financial activities.

- **Position:** Chief Executive Officer; President
  Dates of Service: October 11, 2019 - Present
  Responsibilities: As CEO and President, Paul is responsible for maximizing the value of the Company and for creating, communicating, and implementing the Company's vision, mission and overall direction.

Other business experience in the past three years:

- **Employer:** Bridgewater Associates, LP
  Title: Associate, Critical Technology Infrastructure
  Dates of Service: June 01, 2016 - October 01, 2018
  Responsibilities: Managed key components of the firm's critical technology infrastructure, including DNS, DHCP, NTP systems in addition to Symantec antivirus server infrastructure. Architected a firm-wide overhaul of automated alerting capabilities to replace aging BlackBerry-based infrastructure onto a secure, cloud-based system compatible with iOS devices.

Name: Petra Wood

Petra Wood's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director; Vice President; Head of Growth
  Dates of Service: August 15, 2019 - Present
  Responsibilities: As Director and Head of Growth, Petra oversees all initiatives pertaining to the growth of the Company, including market research, fundraising strategy, staffing and recruiting, branding, and digital marketing & advertising. As Vice President, Petra provides support to President Paul Sieradzki by overseeing internal operations and stepping in should the President become unavailable.

- **Position:** Chief Operating Officer; Secretary
  Dates of Service: October 11, 2019 - Present
  Responsibilities: As COO and Secretary, Petra is responsible for the daily operation of the Company, and ensures all rules and bylaws of the corporation are adhered to by the board during meetings, maintains all of the records and

documentation for the corporation, and records the minutes of each board meeting.

Other business experience in the past three years:

- **Employer:** Amnet Group - Dentsu Aegis Network
  Title: Media Specialist
  Dates of Service: April 01, 2018 - August 01, 2019
  Responsibilities: Responsible for client results and digital advertising campaign management. Optimized and crafted campaigns using a combination of ATS, AppNexus and Google's marketing platforms. Built reports and performed analysis on KPIs for client marketing campaigns. Led weekly client meetings to guide strategy and consult on tactics based on reporting.

Other business experience in the past three years:

- **Employer:** Lincoln Square Productions - Disney ABC Television Group
  Title: Production Associate
  Dates of Service: July 01, 2017 - March 01, 2018
  Responsibilities: Worked directly with Executive Producer Jeanmarie Condon throughout the production of National Geographic-backed documentary series "Inside Out With Katie Couric". Supported the development of non-fiction content and documentary production including research and pitch-writing. Lincoln Square Productions is the nonfiction division of Disney TV Group/ABC News.

Other business experience in the past three years:

- **Employer:** Leftfield Pictures - ITV
  Title: Production Assistant
  Dates of Service: October 01, 2016 - April 01, 2017
  Responsibilities: Post-production for History Channel's "Alone" series; responsible for researching facts and sources to add depth to the story on-screen.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding

whether to invest.

These are the risks that relate to the Company:

We have limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were incorporated under the laws of Delaware on March 12, 2018. Accordingly, we have limited history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. As a result, prospective Investors have very limited financial or other information regarding the financial performance of Company or information on the Company's future prospects to assist in making their investment decision. Each investment should be evaluated on the basis that the Company's or any third party's assessment of the prospects of the Company may not prove accurate, and that the Company will not achieve its business objectives.

To date, we have not generated revenue, do not foresee generating any revenue in the near future and therefore, we are relying on external financing to fund operations.

We are a startup company and our business model currently focuses on innovation, marketing and business development rather than generating revenue. While we intend to generate revenue in the future, we cannot assure you when or if we will be able to do so. We rely on external financing to fund our operations and we anticipate, based on our current proposed plans and assumptions relating to our operations (including the timetable of, and costs associated with new product development), that the products and services we intend to offer, will be commercialized and available in the year 2021. However, we expect capital outlays and operating expenditures to increase over the next several years as we expand our infrastructure, commercial operations, development activities, and brand. We may have difficulty obtaining additional funding and we cannot assure you that additional capital will be available to us when needed, if at all, or if available, will be obtained on terms acceptable to us. If we raise additional funds by issuing additional debt securities, such debt instruments may provide for rights, preferences or privileges senior to the Convertible Promissory Note. In addition, the terms of the debt securities issued could impose significant restrictions on our operations.

In case we generate revenue in the future, our revenue and results of operations may fluctuate.

Our revenue and results of operations may fluctuate from quarter-to-quarter and year-to-year and are likely to continue to vary due to a number of factors, many of which are not within our control. Fluctuations in our results of operations and

financial condition may occur due to a number of factors, including, but not limited to, those listed below and those identified throughout this document: - our ability to continue, renew or replace relationships with key customers; the degree of market acceptance of our products and services; - the mix of software, products and services that we sell during any period, as well as the mix of the various markets in which we make sales during said periods; - a decline in new or renewed periodic licenses or maintenance contracts; delays in the introduction of new products and/or new features for existing products; - the entry of new competitors into our market; - the development and degree of market acceptance of new competitive systems or processes by others; - changes in our pricing policies or those of our competitors, including our responses to price competition; - changes in the amount we spend in our marketing and other efforts; - delays between our expenditures to develop, acquire, or license new technologies and processes, and the generation of sales related thereto; - the amounts we spend on, and the success rate of, our research and development activities; - changes in the regulatory environment, including changes in regulatory laws and regulations and the interpretation thereof, applicable to our software programs, products or services; - delays in obtaining regulatory approval for our software programs, products or services; interruptions to or other problems with our website and interactive user interfaces, information technology systems, manufacturing processes, or other operations; - general economic and industry conditions that affect end-user demand and end-user levels of product design and manufacturing, including the adverse effects of global economic uncertainties; and - changes in accounting rules and tax laws.

Successful development and launch of our products and services is uncertain.
We expect to launch the sale of our extrusion-based additive manufacturing technology, and related hardware and software services in the year 2021. Newly developed products that are based on complex and new technologies, such as our extrusion-based 3D printer, R3 Printer, are subject to the risk of failure and delay inherent in the development of any such new and complex products. These risks include, among others: - Delays in product development; - Unplanned expenditures in product development, testing, or manufacturing; - Failure to receives regulatory approvals; - Failure to achieve market acceptance; and emergence of superior or equivalent products.

The development and commercialization of our products is highly competitive.
We face competition with respect to our extrusion-based additive manufacturing technology, and related hardware and software services that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical, and human resources than we have and superior expertise in research and development and marketing services and products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products and/or services more rapidly or effectively

than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

If the 3D printing market does not experience significant growth or if our extrusion-based additive manufacturing technology, and related hardware and software services do not achieve broad acceptance, we will not be able to achieve our anticipated level of growth.

We will substantially derive the greatest portion of our revenue from sales of our extrusion-based additive manufacturing technology, and related hardware and software services. We cannot accurately predict the future growth rate or the size of the 3D printing market. Demand for 3D printers may not increase, or may decrease, either generally or in specific geographic markets, for particular types of 3D printers or during particular time periods. The expansion of the 3D printing market and the market for our products and services depend on a number of factors, including but not limited to: - the cost, performance and reliability of our products and services and products and services offered by our competitors; - public perceptions regarding the effectiveness and value of 3D printers; - customer satisfaction with 3D printers; and - marketing efforts and publicity regarding 3D printers in general. Even if 3D printers gain wide market acceptance in general, our 3D Printer may not adequately address market requirements and may not continue to gain market acceptance. If 3D printers generally, or our extrusion-based additive manufacturing technology, and related hardware and software services specifically, do not gain wide market acceptance, we may not be able to achieve our anticipated level of growth, and our revenue and results of operations would suffer.

We may not be successful in continuing to enhance and adapt our extrusion-based additive manufacturing technology, and related hardware and software services in line with developments in market technologies and demands.

Our products and services could be rendered obsolete or uneconomical by technological advances by one or more of our present or future competitors or by other technologies. Our ability to remain competitive will depend, in large part, on our ability to enhance and adapt our current products and services to developments in market technologies and demands and to enhance and develop new 3D printing software solutions, products and services. We believe that to remain competitive we must continuously enhance and expand the functionality and features of our products, services and technologies. However, there can be no assurance that we will be able to: - enhance our existing product, services and technologies; - continue to leverage advances in 3D printing technology; - develop new products, services and technologies that address the increasingly sophisticated and varied needs of prospective end-users; - respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis; - develop products and services that are cost effective or that otherwise gain market acceptance; or - adequately protect our intellectual property as we develop new products, services and technologies and anticipate intellectual property claims from third parties.

We operate in an emerging market, which makes it difficult to evaluate our business

and future prospects.

3D printers such as ours represent a new and emerging market. Accordingly, our business and future prospects are difficult to evaluate. You should consider the challenges, risks and uncertainties frequently encountered by companies using new and unproven business models in rapidly evolving markets. These challenges include our ability to: - generate sufficient revenue to maintain profitability; - acquire and maintain market share; - manage growth in our operations; - attract and retain customers; - attract and retain key personnel; - adapt to anew or changing regulatory environment; and - access additional capital when required and on reasonable terms. We cannot be certain that we will successfully address these and other challenges, risks and uncertainties. Failure to do so could adversely affect our business, results of operations and financial condition.

We may not be able to establish, maintain or increase the market share or reputation of our extrusion-based additive manufacturing technology, and related hardware and software services that we need to become and remain a market standard.

The 3D printing industry is rapidly growing on a global scale and is subject to constant innovation and technological change. A variety of technologies compete against one another in our market, which is driven, in part, by technological advances and end-user requirements and preferences, as well as by the emergence of new standards and practices. As 3D printers evolve, the industry standards that are adopted and adhered to are a function of the inherent qualities of the technology as well as the willingness of members of the industry to adopt them. To remain competitive, we depend on keeping up with these developments or be the leader of these developments in order to be and stay recognized in the market and set standards for the industry. However, we may not be able to achieve these results which could harm the future growth and profitability of our business.

In general, demand for our products is correlated with general economic conditions.

We expect a substantial portion of our revenue to be derived from spending of other businesses, which typically falls during times of economic instability, among others, due to the decrease or anticipated decrease of discretionary spending by individuals. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may experience a material impact on our profitability, our results of operations and financial condition.

The research and development programs that we are currently engaged in, or that we may establish in the future, may not be successful and our significant investments in these programs may be lost.

To remain competitive, we currently, and we intend to continue to, invest significant amounts in various research and development programs. There can be no assurances, however, that these research and development programs will improve our existing products and services or create new software, products, or services. Even if some of these programs are successful, it is possible that the new software, products, or services developed from such programs will not be commercially viable, that new 3D printing technologies that we, or others, develop will eventually supplant our current

3D printing technologies, that changes in the manufacturing or use of 3D printers will adversely affect the need or demand for our software, products or services or that our competitors will create or successfully market 3D printing technologies that will replace our solutions, products and services in the market. As a result, any of our software solutions, products, or services may be rendered obsolete or uneconomical and our significant investments in all or some of our research and development programs may be lost.

We depend on the knowledge and skills of our management and other key personnel, and if we are unable to retain and motivate them or recruit additional qualified personnel, our operations could suffer.

Our success depends upon the continued service and performance of our management and other key personnel, including engineers, designers, software developers, and product managers, and our ability to identify, hire, develop, motivate and retain qualified personnel in the future. Competition for management and key employees in our industry is intense and we cannot guarantee that we will be able to retain our personnel or attract new, qualified personnel. We may need to invest significant amounts of cash and equity to attract and retain new employees and we may not realize returns on these investments. The loss of the services of members of our management or key employees could prevent or delay the implementation and completion of our strategic objectives, could divert management's attention to seeking certain qualified replacements, or could adversely affect our ability to manage our Company effectively. Each member of our management as well as our key employees may resign at any time. In particular, the Company is dependent on Paul Sieradzki who is one of the Company's co-founders, director, president, CEO, and treasurer, and Petra Wood who is director, vice president, COO and secretary. The Company has entered into employment agreements with Paul Sieradzki and Petra Wood, although there can be no assurance that that they will continue to be employed by the Company for a particular period of time. The loss of Paul Sieradzki or Petra Wood could harm the Company's business, financial condition, cash flow and results of operations.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales, and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

Maintaining, extending, and expanding our reputation and brand image are essential

to our business success.

We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image, especially in the event of a delay in our product launch. Increasing attention on marketing could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations. In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We will increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

Errors or defects in our extrusion-based additive manufacturing technology, and related hardware and software services could cause us to incur additional costs, lose revenue and business opportunities, damage our reputation, and expose us to potential liability.

Sophisticated software and complex 3D printed products may contain errors, defects, or other performance problems at any point in the life of the product. If errors or defects are discovered in our future products or services, we may not be able to correct them in a timely manner, or provide an adequate response to our customers. We may therefore need to expend significant financial, technical, and management resources, or divert some of our development resources, in order to resolve or work around those defects. We may also experience an increase in our service and warranty costs. Particularly in the emerging market we operate, errors or defects in our products or services could lead to claims by customers against us and expose us to lawsuits that may damage our reputations. Claims may be made by individuals or by classes of users. Our product liability and related insurance policies may not apply or sufficiently cover any product liability lawsuit that arises from defective products or software. Customers such as our collaboration partners may also seek indemnification for third party claims allegedly arising from breaches of warranties under our collaboration agreements. Errors and defects of our 3D Printers or related hardware or software could also lead to recalls or safety alerts relating to our 3D Printers and could result, in certain cases, in the removal of a product from the market. Further, errors, defects or other performance problems in our 3D printers or related hardware or software may also result in the loss of, or delay in, the market acceptance of our products and services or postponement of customer deployment. Such difficulties

could result in significant costs as well as negative publicity that could reduce demand for our 3D Printers. Technical problems, or the loss of significant customers with a particularly important reputation, could also damage our own business reputation and cause us to lose new business opportunities.

We rely on various intellectual property rights, including patents and trademarks in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe on their intellectual property rights.

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or

services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our product candidates infringe a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive, and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement.

We rely on other companies to provide major components for our extrusion-based 3D Printer.

We depend on third-party suppliers and subcontractors to meet our contractual obligations to our future customers and conduct our operations. Our ability to meet our obligations to our future customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide major components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular major component.

We depend on third-party service providers and outsource providers for a variety of services, and we outsource a number of our non-core functions and operations.

In certain instances, we rely on single or limited service providers and outsourcing vendors because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

We are selling Convertible Promissory Note that will convert into Non-Voting Common Stock.

The Convertible Promissory Note will convert into a number of the Company's Non-Voting Common Stock pursuant to certain terms. For example, If there is a Qualified Financing prior to the Maturity Date of the Convertible Promissory Note, the Convertible Promissory Note will convert into Non-Voting Common Stock and at a

price per share equal to the lesser of (i) a discount of 18% on the price per share paid in the qualified equity financing or (ii) calculated based on a valuation cap of $8,000,000; meaning investors would be rewarded for taking on the early risk of investment. Investors in the Convertible Promissory Note will not know how much their investment is worth until that happens. The outside investors at the time of conversion, if any, might value the Company at an amount well below the $8,000,000 valuation cap, so you should not view the $8,000,000 valuation cap as being an indication of the Company's present value. If you choose to invest, you should be prepared that your Convertible Promissory Note may continue to be outstanding until the Maturity Date.

Investors will not have voting rights, even upon conversion of the Convertible Promissory Note into Non-Voting Common Stock.
Investors will not have the right to vote upon matters of the Company even if and when their Convertible Promissory Note are converted into Non-Voting Common Stock.

The terms of this Offering have been arbitrarily determined by the Company.
The valuation cap of $8,000,000 contained in the Convertible Promissory Note being offered has been determined solely and arbitrarily by the Company. The valuation cap bears no relationship to the present valuation of the Company. Additionally, no independent studies with respect to feasibility, management or marketing by a disinterested person have been considered in determining the Company's capital requirements or plans of operations. Therefore, there can be no assurance that the capital raised will be adequate for the execution of our business plan and the other objectives of the Company or that additional capital will not be required in the future on terms more favorable than offered in this Offering.

The Convertible Promissory Note and any Non-Voting Common Stock will not be freely tradable until one year from the initial purchase date. Although the Convertible Promissory Note may be tradable under federal securities law, state securities regulations may apply and each Investor should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the securities. Because the Securitiessecurities have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securitiessecurities have transfer restrictions and cannot be resold in the United States except as otherwise provided under the Securities Act. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Each investor in this Offering will be required to represent that it is purchasing the securities for its own account, for investment purposes and not with a view to resale or distribution thereof. The terms of the securities may not be indicative of the value of our Company. In the event of a conversion of the Convertible Promissory Note, you may be unable to sell the securities Non-Voting Common Stock received due to the conversion at or above your conversion price, which may result in substantial losses to you and which may include the complete loss of your investment. Without a public market, the value of the Company and the value of the securities may fluctuate significantly in the future. The

trading price, if any, of the Convertible Promissory Note upon conversion to Non-Voting Common Stock that may prevail in any market that may develop in the future, for which there can be no assurance, may be higher or lower than the conversion price. Any of the risks described herein, or otherwise, could have a material adverse effect on our sales and profitability.

Securities with superior rights may be offered in the future.

In the future, it is likely that the Company will issue securities with rights superior to those associated with the securities purchased in the current round of funding. Those rights could include, but will not necessarily be limited to, the right to receive dividends, the right to participate in management, the right to receive preferential distributions on the sale of the Company, the right to be protected from dilution, and preemptive rights.

The Convertible Promissory Note contains an irrevocable waiver of a jury trial and any jury trial rights.

By purchasing a Convertible Promissory Note in this Offering, you agree to be bound by section 9 of the Convertible Promissory Note which contains a jury trial waiver as well as a waiver of all jury trial rights. Section 9 applies to all claims arising out of or relating to the Convertible Promissory Note.

You may have limited rights in the event the Convertible Note converts into shares of capital stock of the Company.

In the event the Convertible Notes convert into equity securities of the Company in a qualified equity financing, there is no way to know what rights, preferences and privileges those securities will have. Further, Convertible Note holders whose securities convert in a maturity conversion scenario will likely have no voting rights in the Company upon such conversion.

Investors will not be entitled to any inspection rights or information other than those required by law.

You will not have the right to inspect the books and records of the Company or receive financial or other information as Convertible Promissory Note holders are not considered shareholders. Other equity holders may have such rights. This lack of information could put Convertible Promissory Note holders at a disadvantage compared to other security holders.

There is no guarantee of a return on your investment.

There is no assurance that an investor will realize a return on its investment or that it will not lose its entire investment. For this reason, each investor should read the memorandum, and all exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

When and if the Convertible Promissory Note convert, your ownership of the Non-Voting Common Stock will be subject to dilution.

In case of a conversion of the Convertible Promissory Note into Non-Voting Common Stock of the Company, owners of the shares received due to the conversion may not have preemptive rights. If the Company conducts subsequent offerings of shares of

capital stock of the Company, issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, holders of the Non-Voting Common Stock who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares.

The Company does not anticipate paying any cash dividends for the foreseeable future.
Investors should not expect to receive dividends if and when the Convertible Promissory Note convert into Non-Voting Common Stock of the Company. The Company currently intends to retain future earnings, if any, for the foreseeable future to support its operations and growth.

There can be no assurance that we will ever provide liquidity to investors through either a sale of the Company or a registration of the Non-Voting Common Stock.
There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for investors. Furthermore, we may be unable to register the conversion shares for resale by investors for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, investors could be unable to sell their shares of capital stock in the Company, if any, unless an exemption from registration is available.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of this Offering, nor does it pass upon the accuracy or completeness of any offering document or literature.
Investors should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it related to this Offering.

The proceeds of this Offering may be insufficient.
The Company believes that the Maximum Offering Amount of $635,000 will be sufficient to fund the Company's operations through Q1 2022. However, if management's assumptions are incorrect, or if budgeted amounts are inadequate due to cost overruns, increased operating costs, or unexpected developments, the proceeds of the Offering may be insufficient for such purpose. In such event, we would likely require additional capital investment or debt financing to fund the above-referenced needs, and there can be no certainty that we would then be able to obtain funding on favorable terms or at all. If additional capital is needed and either unavailable or cost prohibitive, our operations and growth may be limited as we may need to change our business strategy to slow the rate of, or eliminate, our expansion or reduce or curtail our operations. Also, any additional financing we undertake could impose covenants upon us that restrict our operating flexibility, and, if we issue equity securities to raise capital our existing shareholders may experience dilution and the new securities may have rights, preferences and privileges senior to those of our existing membership interests.

Neither this Offering nor the securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company's securities, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

The Company has the right to conduct multiple closings during this Offering.
If the Company meets certain terms and conditions, one or more intermediate closings of this Offering can occur, which will allow the Company to draw down proceeds of this Offering after the minimum offering amount has been reached and prior to this Offering deadline. The Company may choose to continue this Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in this Offering, which may be subject to different cancellation rights. For example, if an intermediate closing occurs as this Offering continues, investors' subscriptions previously accepted in an intermediate closing will not have the right to re-confirm their investment as it will be deemed completed and accepted by the Company.

The Company has the right to extend this Offering deadline.
The Company may extend this Offering deadline beyond what is currently stated herein. This means that this Offering may continue to be outstanding for an indefinite period of time.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in federal, state or local laws and regulations could increase our expenses and adversely affect our results of operations.
Our business is subject to a wide array of laws and regulations. The government may render new regulatory regimes that may result in substantial new regulations and disclosure obligations and/or changes in the interpretation of existing laws and regulations, which may lead to additional compliance costs as well as the diversion of our management's time and attention from strategic initiatives. If we fail to comply with applicable laws and regulations we could be subject to legal risk, including government enforcement action and class action civil litigation that could disrupt our

operations and increase our costs of doing business. Changes in the regulatory environment regarding topics such as privacy and information security, product safety or environmental protection, including regulations in response to concerns regarding climate change, collective bargaining activities, minimum wage laws and health care mandates, among others, could also cause our compliance costs to increase and adversely affect our business and results of operations.

We are required to comply with various import laws and export control and economic sanctions laws, which may affect our transactions with certain customers, business partners and other persons.

In certain circumstances, export control and economic sanctions regulations may prohibit the export of certain products, services and technologies. In other circumstances, we may be required to obtain an export license before exporting the controlled item. Compliance with the various import laws that apply to our businesses can restrict our access to, and increase the cost of obtaining, certain products and at times can interrupt our supply of imported inventory.

Securities Law Legend

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS MEMORANDUM AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT. IN ADDITION, AS THE COMPANY'S BUSINESS PLAN DEVELOPS AND CHANGES OVER TIME, AN INVESTMENT IN THE COMPANY MAY BE SUBJECT TO ADDITIONAL AND DIFFERENT RISK FACTORS.

This Offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this Offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the Offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

The reviewing CPA has included a "going concern" note in the reviewed financials.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company has incurred losses and is in the startup phase, which raises substantial doubt about the Company's ability to continue

as going concern

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Paul Sieradzki	2,500,000	Common Stock	44.01
Paul Sieradzki	1	Crowd SAFE 2018	44.01
Paul Sieradzki	1	Crowd SAFE 2019	44.01
Petra Wood	2,500,000	Common Stock	44.01
Petra Wood	1	Crowd SAFE 2018	44.01
Petra Wood	1	Crowd SAFE 2019	44.01

The Company's Securities

The Company has authorized Common Stock, Convertible Note 2018, Crowd SAFE 2018, Crowd SAFE 2019, Convertible Promissory Note, and Non-Voting Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 5,600,000 outstanding.

Voting Rights

Each stockholder shall be entitled to 1 vote for each share of capital stock held by such stockholder.

Material Rights

The total amount outstanding is 5,680,000 on a fully diluted basis including 80,000 shares due to a warrant issued but unexercised.

Convertible Note 2018

The security will convert into Equity securities and the terms of the Convertible Note 2018 are outlined below:

Amount outstanding: $50,000.00
Maturity Date: March 21, 2021
Interest Rate: 5.0%
Discount Rate: 25.0%
Valuation Cap: None
Conversion Trigger: Multiple Conversion Triggers - See 'Conversion' section below.

Material Rights

Interest Rate and Maturity Date

The Convertible Note 2018 was issued with an interest rate of 5% per annum, compounding annually. Unless earlier repaid or converted, the entire principal amount of the Convertible Note 2018 plus any accrued and unpaid interest thereon (the "*Outstanding Obligation*") shall be due and payable on the Maturity Date (as defined herein). The Maturity Date of the Convertible Note 2018 is the first to occur (i) the third anniversary of the closing, occurred on March 21, 2018, or upon (ii) (a) a consolidation or merger of the Company (except any such consolidation or merger in which the equity interests of the Company outstanding immediately prior to such consolidation or merger represent a majority. by voting power, of the equity of the surviving entity), (b) a sale or other disposition of all or substantially all of the assets of the Company, (c) the sale of more than 50% of the equity interests of the Company, or (d) the liquidation, dissolution and winding-up of the Company (each a "Exit Transaction"), (the "*Maturity Date*").

Event of Default

In the Event of Default, as defined in that specific note and warrant purchase agreement, dated March 21, 2018 (the "Note and Warrant Purchase Agreement"), all amounts due under the Convertible Note 2018 shall become immediately due and payable and the interest rate under the Convertible Note 2018 shall be equal to 10% per annum, compounding annually.

Conversion

In the event that the Company sells equity securities, in a single transaction or a series of related transactions, with minimum gross proceeds of $1,000,000 to the Company (which does not include the Outstanding Obligation under the Convertible Note 2018), while the Convertible Note 2018 is still outstanding, the Outstanding Obligation under the Convertible Note 2018 shall automatically convert into equity securities sold and issued by the Company at the Conversion Price, as defined in the Convertible Note 2018 and Warrant Purchase Agreement, in connection such equity financing transaction(s). Further, in the event that the Company sells any debt or equity securities, regardless of the amount, while the Convertible Note 2018 is still outstanding, the holder of the Convertible Note 2018 shall have the right, but not the obligation to convert the Outstanding Obligation under the Convertible Note 2018 into the equity securities sold and issued in the respective transaction at the Conversion Price, as defined in the Convertible Note 2018 and Warrant Purchase Agreement. Lastly, at any time from and after the Maturity Date, if the Convertible Note 2018 has not been repaid or converted pursuant to the foregoing, the holder of the Convertible Note 2018 shall have the right, but not the obligation, to convert the Outstanding Obligation under the Convertible Note 2018 at the Conversion Price, as defined in the Note and Warrant Purchase Agreement, into the senior-most equity security of the Company then authorized, and if only common equity securities are outstanding then, a newly-authorized preferred equity security with attributes similar to the ones described in appendix a of the Note and Warrant Purchase Agreement.

Exit Premium

In the event of an Exit Transaction prior to the repayment in full or conversion of the Convertible Note 2018, the holder of the Convertible Note 2018 shall receive a payment equal to $25,000.

Participation Rights

Provided that the holder of the Convertible Note 2018 holds securities of the Company at the time of an Institutional Financing, as defined in the Note and Warrant Purchase Agreement, the holder of the Note shall have the right to purchase up to 50% of a convertible debt or equity securities offered by the Company in such an Institutional Financing. The cumulative amount of such participation by the holder of the Note shall not exceed $500,000.

Security Interest

The Convertible Note 2018 is not secured.

Crowd SAFE 2018

The security will convert into Cf shadow series capital stock and the terms of the Crowd SAFE 2018 are outlined below:

Amount outstanding: $97,728.00
Interest Rate: 0.0%
Discount Rate: 18.0%
Valuation Cap: $5,000,000.00
Conversion Trigger: Multiple Conversion Triggers - See 'Conversion' section below.

Material Rights

Voting Rights

The Crowd SAFEs 2018 do not have any voting rights. Further, upon conversion of the Crowd SAFEs 2018 into cf shadow series of Capital Stock the holders of such cf shadow series shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for consent of the stockholders of the Company. Further, the holders of cf shadow series shall have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

Conversion

Upon the occurrence an Equity Financing the Crowd SAFEs 2018 may convert into cf shadow shadow series of Capital Stock sold in the Equity Financing. "Equity Financing" shall mean for the purpose of this section the next sale (or series of related sales) by the Company of its Equity Securities (as defined below) to one or more third parties following the date of the Crowd SAFEs 2018 from which the Company receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for

capital stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital. "Equity Securities" shall mean for the purpose of this section common stock or preferred stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) common stock of preferred stock, except in each case (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her, or its services, (ii) any convertible promissory note issued by the Company, and (iii) any SAFEs issued. "Capital Stock" shall mean for the purpose of this section preferred stock or another class issued by the Company in an Equity Financing.

- *First Equity Financing*

Upon the occurrence of an Equity Financing before the Crowd SAFEs 2018 terminate in accordance with the provision contained in the Crowd SAFEs 2018 ("First Equity Financing") The Company may decide in its sole discretion to either (i) continue the term of the Crowd SAFEs 2018 without conversion into cf shadow series of Capital Stock or (ii) issue to the holders of Crowd SAFEs 2018 a number of shares of the cf shadow series of Capital Stock.

- *Subsequent Equity Financing*

Prior to the termination of the Crowd SAFEs 2018 but after the First Equity Financing (each a "Subsequent Equity Financing") the Company may decide in its sole discretion to either (i) continue the term of the Crowd SAFEs 2018 without conversion into cf shadow series of Capital Stock or (ii) issue to the holders of Crowd SAFEs 2018 a number of shares of the cf shadow series of Capital Stock.

Liquidity Event

If there is a Change of Control (as defined below) or an IPO (as defined below) after one or more Equity Financings have occurred but before the termination of the Crowd SAFEs 2018, the holders of the Crowd SAFEs 2018, at their option, either (i) receive a cash payment equal to the purchase amount or (ii) automatically receive from the Company a number of shares of the most recent issued Capital Stock, if they fail to select the cash option. "Change of Control" shall mean for the purpose of this section (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the "Securities Exchange Act"), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the

outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company. "IPO" shall mean for the purpose of this section the closing of the Company's first firm commitment underwritten initial public offering of common stock pursuant to an effective registration statement filed under the Securities Act.

Dissolution Event

If there is a Dissolution Event (as defined below) prior to the termination of the Crowd SAFEs 2018 due to an Equity Financing, Change of Control, or IPO, subject to the preferences applicable to any series of preferred stock, the Company will distribute its entire assets legally available for distribution with equal priority among (i) holders of Crowd SAFEs 2018 (on an as converted basis based on a valuation of common stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event, (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holder of common stock upon a Dissolution Event and (iii) and all holders of common stock. "Dissolution Event" shall mean for the purpose of this section (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code, or (iv) any other liquidation, dissolution or winding up of the Company, excluding a Change of Control or IPO, whether voluntary or involuntary.

Anti-Dilution Rights

The Crowd SAFEs 2018 do not have anti-dilution rights.

Crowd SAFE 2019

The security will convert into Cf shadow series of capital stock and the terms of the Crowd SAFE 2019 are outlined below:

Amount outstanding: $435,000.00
Interest Rate: 0.0%
Discount Rate: 18.0%
Valuation Cap: $7,500,000.00
Conversion Trigger: Multiple Conversion Triggers - See 'Conversion' section below

Material Rights

Voting Rights

The Crowd SAFEs 2019 do not have any voting rights. Further, upon conversion of the Crowd SAFEs 2019 into cf shadow series of Capital Stock the holders of such cf shadow series shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for consent of the stockholders of the Company. Further, the holders of cf shadow series shall have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

Conversion

Upon the occurrence an Equity Financing the Crowd SAFEs 2019 may convert into cf shadow series of Capital Stock sold in the Equity Financing. "Equity Financing" shall mean for the purpose of this section the next sale (or series of related sales) by the Company of its Equity Securities (as defined below) to one or more third parties following the date of the Crowd SAFEs 2019 from which the Company receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for capital stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital. "Equity Securities" shall mean for the purpose of this section common stock or preferred stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) common stock of preferred stock, except in each case (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her, or its services, (ii) any convertible promissory note issued by the Company, and (iii) any SAFEs issued. "Capital Stock" shall mean for the purpose of this section preferred stock or another class issued by the Company in an Equity Financing.

- *First Equity Financing*

Upon the occurrence of an Equity Financing before the Crowd SAFEs 2019 terminate in accordance with the provision contained in the Crowd SAFEs 2019 ("First Equity Financing") The Company may decide in its sole discretion to either (i) continue the term of the Crowd SAFEs 2019 without conversion into cf shadow Series of Capital Stock or (ii) issue to the holders of Crowd SAFEs 2019 a number of shares of the cf shadow Series of Capital Stock.

- *Subsequent Equity Financing*

Prior to the termination of the Crowd SAFEs 2019 but after the First Equity Financing (each a "Subsequent Equity Financing") the Company may decide in its sole discretion to either (i) continue the term of the Crowd SAFEs 2019 without conversion into cf shadow series of Capital Stock or (ii) issue to the holders of Crowd SAFEs 2019 a number of shares of the cf shadow series of Capital Stock.

Liquidity Event

If there is a Change of Control (as defined below) or an IPO (as defined below) after one or more Equity Financings have occurred but before the termination of the Crowd SAFEs 2019, the holders of the Crowd SAFEs 2019, at their option, either (i) receive a cash payment equal to the purchase amount or (ii) automatically receive from the Company a number of shares of the most recent issued Capital Stock, if they fail to select the cash option. "Change of Control" shall mean for the purpose of this section (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of

1934, as amended (the "Securities Exchange Act"), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company. "IPO" shall mean for the purpose of this section the closing of the Company's first firm commitment underwritten initial public offering of common stock pursuant to an effective registration statement filed under the Securities Act.

Dissolution Event

If there is a Dissolution Event (as defined below) prior to the termination of the Crowd SAFEs 2019 due to an Equity Financing, Change of Control, or IPO, subject to the preferences applicable to any series of preferred stock, the Company will distribute its entire assets legally available for distribution with equal priority among (i) holders of Crowd SAFEs 2019 (on an as converted basis based on a valuation of common stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event, (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holder of common stock upon a Dissolution Event and (iii) and all holders of common stock. "Dissolution Event" shall mean for the purpose of this section (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code, or (iv) any other liquidation, dissolution or winding up of the Company, excluding a Change of Control or IPO, whether voluntary or involuntary.

Anti-Dilution Rights

The Crowd SAFEs 2019 do not have anti-dilution rights.

Convertible Promissory Note

The security will convert into Non-voting common stock and the terms of the Convertible Promissory Note are outlined below:

Amount outstanding: $0.00
Maturity Date: January 01, 2024
Interest Rate: 5.0%
Discount Rate: 18.0%
Valuation Cap: $8,000,000.00
Conversion Trigger: In the event that the Company issues and sells equity securities to investors on or before the date of the repayment in full of the Convertible

Promissory Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of equity securities resulting in gross proceeds to the Company of at least $1,000,000 ("Qualified Financing"), then it converts into Non-Voting Common Stock. If the Convertible Promissory Note does not convert under a Qualified Financing prior to the Maturity Date, the Convertible Promissory Note, including the entire outstanding principal balance and all unpaid accrued interest, will automatically convert upon the Maturity Date into Non-Voting Common Stock of the Company.

Material Rights

Sale of the Company

In the event the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of the Convertible Promissory Note, then (i) the Company will give the investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Convertible Promissory Note, the Company will pay to the investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all accrued and unpaid interest under the Convertible Promissory Note or (b) the amount the investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under the Convertible Promissory Note had been converted into Non-Voting Common Stock of the Company in accordance with the terms of the Convertible Promissory Note. "Sale of the Company" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company

Prepayment

The Company may repay the Convertible Promissory Note prior to the Maturity Date with the written consent of 51% in interest of the investors.

Amendment; Waiver

Any term of the Convertible Promissory Note may be amended or waived with the written consent of the Company and 51% in interest of the investors.

Maturity

Unless the Convertible Promissory Note has been previously converted in accordance with the terms of the Convertible Promissory Note prior to the Maturity Date, the entire outstanding principal balance and all unpaid accrued interest shall automatically be converted into Non-Voting Common Stock at a price per security equal to the quotient of $8,000,000 divided by the aggregate number of outstanding common stock of the Company as of immediately prior to the conversion of these Convertible Promissory Notes (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the NotesConvertible Promissory Note.) as soon a reasonably practicable following the Maturity Date.

Non-Voting Common Stock

The amount of security authorized is 0 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Non-Voting Common Stock.

Material Rights

Same rights and preferences as common stock except for right to vote.

What it means to be a minority holder

As a holder of Convertible Promissory Note of the Company, you will have no rights in regard to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Further, investors in this Offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. An investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger Company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, SAFEs, or options or warrants we have issued or may issue in the future) into capital stock. If the Company decides to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control

dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if a company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $4,000.00
  Number of Securities Sold: 4,000,000
  Use of proceeds: Research & Development
  Date: March 21, 2018
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $100.00
  Number of Securities Sold: 100,000
  Use of proceeds: Research & Development, Operating Expenses
  Date: August 15, 2019
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $2,900.00
  Number of Securities Sold: 2,900,000
  Use of proceeds: Research & Development, Operating Expenses
  Date: November 18, 2019
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $50,000.00
  Use of proceeds: Formation
  Date: March 21, 2018
  Offering exemption relied upon: 506(b)

- **Type of security sold:** Warrant
  Final amount sold: $0.00
  Use of proceeds: Warrant has not yet been exercised.
  Date: March 21, 2018
  Offering exemption relied upon: 506(b)

- **Type of security sold:** SAFE
  Final amount sold: $97,728.00
  Use of proceeds: Research & Development
  Date: July 12, 2018
  Offering exemption relied upon: Regulation CF

- **Type of security sold:** SAFE
  Final amount sold: $435,000.00
  Use of proceeds: Research & Development, Operating Expenses
  Date: September 25, 2019
  Offering exemption relied upon: Regulation CF

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

We currently have approximately $200,000.00 in cash on hand to execute our business strategy. The Company currently has an average burn rate of approximately $19,000.00 per month. The Company does not have any additional sources of capital

other than the proceeds from this Offering and has a runway of at least 10 months, excluding the proceeds of this Offering.

Foreseeable major expenses based on projections:

The Company foresees its two largest expenditures to be in continued research and development, and investment in the protection of its intellectual property and its brand with patents and trademarks.

Future operational challenges:

As of the date of this Form C, we are at a pre-operational stage and cannot predict any future operational challenges.

Future challenges related to capital resources:

The Company currently has an average burn rate of $19,000.00 per month and has a runway of 10 months, excluding the proceeds from this Offering. The Company expects that the maximum offering amount under this Offering will be sufficient to fund the operations through Q1 of 2022. However, if the Company raises less than the maximum offering amount or budgeted amounts are inadequate due to factors such as cost overruns, increased operating costs, or unexpected developments, the Company may have to require additional capital investments or debt financings.

The upfront costs of a first factory run of our product will be a capital-intensive endeavor, followed by the associated costs of having a product on the market (ex. customer support, returns and warranty logistics, etc.).

Future milestones and events:

If and when our product is on the market and its productivity and reliability is validated by end-users, then we have a higher probability of securing long-term revenue streams via defense department procurement contracts.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Cash on-hand is approximately $200,000.00

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

While the campaign proceeds are critical to scaling our business, the Company can sustain operations without such proceeds until at least the end of the year 2020. Other capital resources available to the Company in the near future include proceeds from

government grants that the Company may be eligible for.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

While the campaign proceeds are critical to scaling our business, the Company can sustain operations without such proceeds until at least the end of the year 2020. The Company's current funds will enable it to grow in value through continued research and development and the protection of its intellectual property with patents. Other capital resources available to the Company include proceeds from government grants that the Company may be eligible for.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

We expect we will be able to operate through at least Q1 2021 if we raise the minimum. This estimate is based on expenses relating to recurring costs such as payroll, office space and business services, investment in research and development, and the legal costs associated with protecting our intellectual property via patents and trademarks.

How long will you be able to operate the company if you raise your maximum funding goal?

We expect we will be able to operate through at least calendar year 2021 if we raise the maximum offering amount.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Future sources of capital available to the Company include government grants that the Company may be eligible for, venture investment from startup accelerators, revenue-generation through the sale of the Company's extrusion-based additive manufacturing technology and related hardware and software services, and additional capital raises.

Indebtedness

- **Creditor:** Ocean Capital III, LLC
  Amount Owed: $50,000.00
  Interest Rate: 5.0%
  Maturity Date: March 21, 2021

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Valuation Cap: $8,000,000.00

Valuation Cap Details: A valuation cap is not indicative of the present or future valuation of the Company. You are encouraged to determine your own independent value of the Company prior to investing. We have arbitrarily set the valuation cap with reference to the general status of the securities market and other relevant factors, including the valuation cap we utilized in our most recent, successful Regulation Crowdfunding offering of SAFEs on Republic.co.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Research & Development*
  57.0%
  Revising the design of various systems and components to reduce the cost of manufacturing and assembly of its products, which is part of the Design for Manufacture / Design for Assembly (DFM / DFA) stages of product engineering.

- *Marketing*
  1.0%
  Costs of digital marketing campaigns to raise awareness about the Company, its products, and the opportunity to invest.

- *Operations*
  38.5%
  General working capital, in addition to the cost of core business operations (ex. email hosting, web hosting, banking, etc.), office space, business supplies, and outsourced service providers.

If we raise the over allotment amount of $635,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Research & Development*

66.0%
Revising the design of various systems and components to reduce the cost of manufacturing and assembly of its products, which is part of the Design for Manufacture / Design for Assembly (DFM / DFA) stages of product engineering.

- *Marketing*
2.0%
Costs of digital marketing campaigns to raise awareness about the Company, its products, and the opportunity to invest.

- *Operations*
28.5%
General working capital, in addition to the cost of core business operations (ex. email hosting, web hosting, banking, etc.), office space, business supplies, and outsourced service providers.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at r3printing.com (r3printing.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/r3printinginc

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR R3 Printing, Inc.

[See attached]

R3 PRINTING, INC.

Financial Statements

For the calendar year period ended December 31, 2019

And the inception period from March 12, 2018 (Inception) to December 31, 2018



INDEPENDENT AUDITOR'S REPORT

March 6, 2020

To: Board of Directors, R3 Printing, Inc.

Re: YE 2019-2018 Financial Statement Audit

We have audited the accompanying financial statements of R3 Printing, Inc. (the "Company"), which comprise the balance sheets as of December 31, 2019 and 2018, and the related statements of operations, stockholders' equity/deficit, and cash flows for the calendar year period ended December 31, 2019 and the inception period of March 12, 2018 (inception) through December 31, 2018, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company's financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or

error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations, shareholders' equity/deficit and its cash flows for the calendar year period ended December 31, 2019 and the inception period of March 12, 2018 (inception) through December 31, 2018 in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 7 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 1 and 7. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Sincerely,

 IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, Colorado

R3 PRINTING, INC.

BALANCE SHEET

As of December 31, 2019 and 2018

See the Auditor's Report and Notes to Financial Statements

ASSETS	**2019**	**2018**
Current Assets:		
Cash and cash equivalents	$ 272,512	$ 63,200
Total Current Assets	272,512	63,200
Capitalized Patent Costs	32,805	18,580
TOTAL ASSETS	**305,317**	**81,780**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Current Liabilities:		
Share repurchase payable	19,000	0
Total Current Liabilities	19,000	0
Non-current Liabilities:		
Convertible Note	50,000	50,000
TOTAL LIABILITIES	69,000	50,000
Shareholders' Equity/(Deficit):		
Common Stock (10,000,000 common shares authorized, $0.001 par value per share, 5,600,000 and 4,000,000 shares issued and outstanding, respectively)	5,600	4,000
Additional paid in capital, net of repurchases	(11,720)	11,880
SAFE investment, net of offering costs	494,005	95,296
Retained deficit	(251,568)	(79,396)
Total Stockholders' Equity/(Deficit)	236,317	31,780
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$ 305,317**	**$ 81,780**

R3 PRINTING, INC.

INCOME STATEMENT

**For the calendar year period ended 2019 and
the inception period March 12, 2018 (inception) through December 31, 2018
See Auditor's Report and Notes to Financial Statements**

	2019	2018
Revenues	$ 0	$ 0
Operating Expenses:		
General and administrative	225,799	86,281
Total Operating Expenses	225,799	86,281
Operating Income (Loss)	(225,799)	(86,281)
Other income	53,627	6,885
Provision for Income Taxes	0	0
Net Loss	$ (172,172)	$ (79,396)


R3 PRINTING, INC.
STATEMENT OF SHAREHOLDERS' EQUITY
For the period calendar year period ended 2019 and
the inception period March 12, 2018 (inception) through December 31, 2018
See Auditor's Report and Notes to Financial Statements


	Common Stock	Additional Paid in Capital	SAFE instruments	Accumulated Deficit	Total Shareholders' Equity
Balance as of Inception	$ 0	$ 0	$ 0	$ 0	$ 0
Share issuance (4,000,000 shares)	4,000				4,000
Capital Contributions – Patent costs		11,880			11,880
Issuances of SAFEs			99,682		99,682
Offering costs of SAFE issuance			(4,386)		(4,386)
Net Income (Loss)				(79,396)	(79,396)
Balance as of December 31, 2018	**$ 4,000**	**$ 11,880**	**95,296**	**$ (79,396)**	**$ 31,780**
SAFEs issued, net of issuing costs			398,709		398,709
Restricted Stock issuances (3,000,000 shares)	3,000	0			3,000
Restricted Stock repurchase (1,400,000 shares)	(1,400)	(23,600)			(25,000)
Net Income (Loss)				(172,172)	(172,172)
Balance as of December 31, 2019	**$ 5,600**	**$ (11,720)**	**$ 494,005**	**$ (251,568)**	**$ 236,317**

R3 PRINTING, INC.
STATEMENT OF CASH FLOWS
For the period calendar year period ended 2019 and
the inception period March 12, 2018 (inception) through December 31, 2018
See Auditor's Report and Notes to Financial Statements

	2019	2018
Cash Flows From Operating Activities		
Net Loss	$ (172,172)	$ (79,396)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
None	0	0
Net Cash Used In Operating Activities	(172,172)	(79,396)
Cash Flows From Investing Activities		
Costs of patent development	(14,225)	(2,700)
Net Cash Used In Investing Activities	(14,225)	(2,700)
Cash Flows From Financing Activities		
Cash proceeds from SAFE issuance, net of offering costs	398,709	95,296
Issuance of convertible note	0	50,000
Cash used to repurchase shares, net of cash proceeds from new issuances	(3,000)	0
Net Cash Provided By Financing Activities	395,709	145,296
Net Change In Cash and Cash Equivalents	209,312	63,200
Cash and Cash Equivalents at Beginning of Period	63,200	0
Cash and Cash Equivalents at End of Period	$ 272,512	$ 63,200
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$ 0	$ 0
Cash paid for income taxes	0	0
Significant non-cash transaction – patent contribution	0	15,500

R3 PRINTING, INC.
NOTES TO FINANCIAL STATEMENTS
For the Periods ending December 31, 2019 and 2018

NOTE 1 - NATURE OF OPERATIONS

R3 Printing, Inc. (which may be referred to as the "Company," "we," "us," or "our") develops, markets and otherwise commercializes three dimensional printing technology and hardware.

Since Inception, the Company has relied on raising capital to fund its operations. As of December 31, 2019, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 8) and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

The Company incorporated on March 12, 2018 in the State of Delaware. The Company moved headquarters from New York City, NY to Los Angeles, CA during 2019.   The Company did not begin operations until 2018.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates
The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2019, the Company is operating as a going concern. See Note 1 and Note 7 for additional information. The Company's early revenue producing activities have been generated from a single customer, but the Company plans to expand the customer base significantly.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.   As of December 31, 2019 and 2018, the Company had cash on hand totaling $272,512 and $63,200, respectively.

Receivables and Credit Policy
Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customer. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances.

Property and Equipment
Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to five years.

Intangible Assets
The Company reviews the carrying value of intangible assets for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. The Company has not recorded any impairment as of December 31, 2019.

Fair Value Measurements
The Company has determined the fair value of certain assets and liabilities in accordance with United States generally accepted accounting principles ("GAAP"), which provides a framework for measuring fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels. Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability. Level 3 inputs are unobservable inputs related to the asset or liability.

Income Taxes
Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the period from Inception through December 31, 2019 as the Company had no taxable income from its start-up operations. Therefore, no provision for income tax has been recorded in the financial statements. Income from the Company is reported and taxed under Internal Revenue Code as a C corporation.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2019, the unrecognized tax benefits accrual was zero.

Revenue Recognition
The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Other Income
During 2019 and 2018, the Company won multiple competitions and earned prize awards and grants totaling $53,627 and $6,885, respectively. The Company recorded those winnings as other income in the period won. As that income does not reflect the recurring business of the Company, the grant and prize income are recorded as Other Income in the Statement of Operations.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Capitalized Patent Costs
The Company applies the principles of GAAP to record an asset for its capitalized patent costs. During the current period, the Company acquired the rights to certain patented or patent pending technology from an affiliate company or person. The affiliate company had incurred costs in securing the patent or in the submission of patent documents. The Company has therefore capitalized the actual patent costs incurred rather than any acquisition cost with a related party. Accordingly, the Company will test the value of these capitalized patent costs for impairment in accordance with GAAP.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In August 2016, FASB issued ASU No. 2016-15, "Statement of Cash Flows (Topic 230)." ASU 2016-15 provides classification guidance for certain cash receipts and cash payments including payment of debt extinguishment costs, settlement of zero-coupon debt instruments, insurance claim payments and distributions from equity method investees. The standard is effective on January 1, 2018, with early adoption permitted. The Company is currently in the process of evaluating the impact the adoption will have on its financial statements and related disclosures.

In May 2017, FASB issued ASU 2017-09, "Compensation- Stock Compensation (Topic 718): Scope of Modification Accounting", clarifies such that an entity must apply modification accounting to changes in the terms or conditions of a share-based payment award unless all of the following criteria are met: (1) the fair value of the modified award is the same as the fair value of the original award immediately before the modification. The ASU indicates that if the modification does not affect any of the inputs to the valuation technique used to value the award, the entity is not required to estimate the value immediately before and after the modification; (2) the vesting conditions of the modified award are the same as the vesting conditions of the original award immediately before the modification; and (3) the classification of the modified award as an equity instrument or a liability instrument is the same as the classification of the original award immediately before the modification. The ASU is effective for all entities for fiscal years beginning after December 15, 2017, including interim periods within those years. Early adoption is permitted, including adoption in an interim period. The Company is currently evaluating the impact that this standard will have on our consolidated financial statements.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

NOTE 3 – CAPITALIZED PATENT COSTS

Intangible Assets as of December 31, 2019 and 2018 consisted of the following:

	2019	2018
Beginning balance	$ 18,580	$ 0
Patent Costs Contributed	0	15,880
Add: additional legal costs	14,225	2,700
Less: impairment	(0)	(0)
Ending balance	$ 32,805	$ 18,580

Current impairment expense totaled $0 for the periods ended December 31, 2019 and 2018.

NOTE 4 – INCOME TAX PROVISION

The Company has not yet filed a corporate tax return but has engaged competent advisors to do so as soon as possible for the years 2018 and 2019. The Company incurred a loss during the period from Inception through December 31, 2018 and so no tax provision is required as any deferred tax asset is unlikely to have value based on the Company's lack of taxable income.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

Legal Matters
Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its management team.

NOTE 6 – SHAREHOLDERS' EQUITY AND CONVERTIBLE NOTE

Capital Contributions
Through 2018, the Company had authorized the issuance of up to 10 million shares of a single class of common stock, par value of $0.001. In conjunction with the Company's founding and start-up, 4.0 million of these shares were issued to founders, management or key partners.

Stock Transactions
During 2019, the Company repurchased 1,400,000 shares of a resigning member of management for $25,000 payable in installments of $6,000 during 2019 and $19,000 payable in 2020. The Company recorded this repurchase as a charge against additional paid-in capital and recorded a liability of the amounts due in 2020. Additionally, existing members of management were issued 3,000,000 shares in exchange for $3,000 in cash consideration at par.

Issuance of Convertible Note
During the current period, the Company issued a convertible note to Ocean Capital III, LLC (the "Investor") with a face value of $50,000, stated interest rate of 5 percent per annum in exchange for $50,000. The convertible note is associated with a stock warrant allowing the Investor to purchase up to 50 percent of the available convertible debt or equity securities offered by the Company in an institutional securities offering up to $500,000. The convertible note also provides an automatic conversion to equity at 75 percent of the price of the equity issued in a qualifying financing event or an option to convert to equity at specified pricing in a non-qualified round of financing.

Issuance of SAFE Instruments
The Company offered SAFE instruments to outside investors in an equity crowdfunding campaign during 2018 and 2019. The Company issued SAFE instruments and carries a balance of SAFE instruments, net of offering expenses of $494,005 and 95,296, respectively as of December 31, 2019 and 2018.

NOTE 7 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2018 and incurred a loss for the period from Inception through December 31, 2019. The Company's ability to continue is dependent upon management's plan to raise additional funds (see Note 8) and the ability to achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 8– SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering – Regulation CF
The Company is intending to launch a securities offering campaign exempt from registration under Regulation CF during the later portion of the first quarter of 2020. In this Regulation CF offering, the Company may raise up to $635,000 before netting against offering expenses.

Management's Evaluation
Management has evaluated subsequent events through March 6, 2020, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]


This offering is not live or open to the public at this moment.



R3 Printing
Manufacturing is about to get personal.



The future is 3D-printed.



◎ Website   📍 Los Angeles, CA | BUSINESS TO BUSINESS | | TECHNOLOGY |

At R3 Printing, we believe that the products in our lives should be personal. We're bringing you R3 Printer, a high-performance 3D printer for manufacturing custom 3D-printed products at prices that can compete with mass production. Targeting the ~$16 billion-dollar 3D printing industry, don't miss out on this opportunity to join the 1,800+ investors that already have a stake in R3 Printing.

$0.00 raised ⓘ

0 Investors	**90** Days Left
01/01/24 Maturity Date	**$8M** Valuation Cap
18.0% Discount Rate	**5.0%** Annual Interest Rate
Convertible Note Offering Type	**$100.00** Min. Investment

INVEST NOW

 This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview   Team   Terms   Updates   Comments   ♡ Follow

Reasons to Invest

- Targeting the $15.8 billion-dollar Additive Manufacturing (3D Printing) market sector, R3 Printer is the key to custom 3D-printed products at prices that can compete with mass production.

- Patented systems remove the barriers to running a scalable on-demand manufacturing business, allowing on-demand manufacturers to operate more 3D printers with the same staff, cutting the cost of custom 3D-printed products.

- Industry growth is projected at ~$24 billion in revenue by 2022, and ~$36 billion by 2024. Raised over $550k to date from strategic investors; backed by Ocean

Accelerator, and a recipient of federal grant funding from the United States Air Force.



15 MOST PROMISING 3D TECH STARTUPS – 2019

The Problem

3D printers are too expensive to run

Manual labor is the silent killer that keeps custom 3D-printed products priced out-of-reach in a premium product tier away from the mainstream market.

Manufacturers operating 3D printers find themselves in a bind: cheap 3D printers require lots of setup, manual labor, and expertise to run while enterprise-grade 3D printers are expensive and are locked into overpriced proprietary materials that destroy margins.

The end result, no matter which class of 3D printer is used, is that the cost of 3D printing is just too high, so custom 3D-printed products are expensive - and priced out of the mainstream market.

Custom 3D-printed products are priced out of reach

The solution seems so simple: with enough 3D printers, one could build a business offering customized products that capture market share away from their mass-produced counterparts. But a look at the custom 3D-printed products on the market today quickly reveals the issue:



200% Price Increase

Mass-Produced Earbuds
$159+

Custom, 3D-Printed Earbuds
$499+

1,100% Price Increase

Mass-Produced Insoles
$8

Custom, 3D-Printed Insoles
$99

While it's clear that there's a demand for products that are custom-made to fit the buyer, the unexpected outcome is that *these are premium products available only to those who can afford them.*

Mass production isn't personal

Manufacturing techniques like injection molding are the reason we have access to so many affordable products that make our lives comfortable and convenient. By standardizing the size and shape of a product and manufacturing it by the millions, the price becomes sufficiently low that most people can afford to buy it. That's a win, right?



0:00

But there's a downside: for the things in our lives that we wear, touch, or hold - *usually the things that we interact with most* - a standard size and shape means an imperfect fit for basically everyone.

Think about it: does it make sense that an insole that provides arch support has the same amount of arch for everyone? Of course not. But the only way around this is to manufacture using a different technology that introduces a whole new problem: cost.

Until now...

The Solution

Say hello to R3 Printer



R3 Printer is the additive manufacturing workhorse that businesses have been waiting for.

It's designed from the inside-out to be **the *ultimate* platform for running a scalable on-demand manufacturing service.**

Radically re-engineered for performance

Patented innovations on multiple key components make R3 Printer a purpose-built powerhouse for manufacturing.

On-demand manufacturers run 3D printers for a living, so we made sure that R3 Printer not only stands up to 24x7 duty cycles, but also **outperforms current**

market offerings:



It prints faster.

R3 Printer prints 90% faster than the competition.

» Businesses can print more parts in a day, generating more revenue.



It prints bigger.

R3 Printer prints over 200% larger than the competition.

» Businesses can finally serve customers with large print size requirements.



It won't jam.

Active Overheat Prevention™ virtually eliminates downtime.

» Businesses can spend less time on maintenance, allowing them to scale.

Unrestricted long-term value

R3 Printer is an **unlocked product that gives our customers a competitive advantage:**



Unlocked materials.

Say goodbye to limited selections of expensive proprietary materials.

» Businesses can price themselves competitively and still recoup their investment.



Cloud is optional.

R3 Printer doesn't require the cloud for operations or monitoring.

» Perfect for businesses or government agencies with strict security requirements.

With R3 Printer, on-demand manufacturers can print with experimental thermoplastics to serve customers they would otherwise be forced to turn away if they were locked into a competitor's material ecosystem.

For government agencies with strict security requirements, or businesses with very specific software workflow needs, R3 Printer is the solution. Our customers have the power to disable cloud connectivity yet still retain access to all operations and monitoring features over a local network.

With R3 Printer, businesses get *both* long-term value and out-of-the-box functionality.

As seen in:







How It Works

Lighter printhead = faster print speeds

You can't beat the laws of physics: a lighter printhead can accelerate and decelerate faster than a heavy one.

In the case of R3 Printer, by shedding over 80% of the weight off the printhead, combined with other optimizations, R3 Printer can achieve **print speeds that are 90% faster** than competing extrusion-based 3D printers.



Our printhead is so small, it fits in the palm of your hand.

Smaller printhead = larger print sizes

R3 Printer has a 200% larger build area than competing extrusion-based 3D printers, even though it has the same exact footprint:





A smaller printhead can utilize the full length and width of a printer's internal volume. Unlike the competition, whose relatively large printers have very limited print sizes, **R3 Printer can produce parts almost as big as itself.**

Active Overheat Prevention™ virtually eliminates jams

Active Overheat Prevention™ uses an additional sensor in the printhead to monitor heat absorption and trigger a pause in printing if a critical threshold is reached:



Common thermally-induced jams take about 45 minutes of trained labor to fix, and introduce the opportunity for operators to get burned or injured. These jams happen without warning and usually go undetected for long periods of time, often after back-to-back print jobs.

By virtually eliminating the need to repair thermally-induced printer failures, Active Overheat Prevention™ **allows on-demand manufacturing businesses to operate more 3D printers with the same staff, eliminating a major cost driver of 3D-printed goods.**





0:00

Market Opportunity

Multibillion-dollar market

R3 Printing is addressing the multibillion-dollar additive manufacturing (3D printing) market sector, **forecasted to surpass $23 billion in revenue by 2022:**



References:

↳ Forbes, Significant 3D Printing Forecast Surges To $35.6 Billion

↳ Wohlers Associates, Wohlers Report "3D Printing and Additive Manufacturing State of the Industry" 2017, 2018, 2019

Double-digit growth rates

Every year, Forbes cites Wohlers Associates, the preeminent 3D printing industry research and consulting firm, highlighting **consistent double-digit growth rates year over year:**




Consistent, double-digit industry growth over time.

References: Forbes 2016, 2017, 2018, 2019

Early-stage investments surpass $1 billion

Our industry invests *heavily* in early-stage startups that develop disruptive technology. **In 2018, there were 107 early-stage investments valued at nearly $1.3 billion.**

Notable events in this space also include acquisitions, where established players from related industries acquire startups as part of their strategy for entering the lucrative, but competitive, additive manufacturing (3D printing) industry.

Growth and Traction

Patents



1
Granted Patent

4
Patents Pending

R3 Printing has **1** granted patent, and **4** pending utility patents to protect all of the core features and mechanisms that make our products the *ultimate* platform for additive manufacturing.

Obtaining a granted utility patent is a rigorous process and an incredible milestone - according to a U.S. patent statistics chart, only about *half* of all patent applications received by the USPTO are granted.

Utility patents secure a higher level of protection for intellectual property, and are a *major* distinction from 'provisional' patents used by many startups.

In a competitive and rapidly-expanding field like 3D printing, investing in intellectual property is essential to protecting the valuable research and development that goes into innovation, thereby increasing the value of the

company.

Other Intellectual Property

R3 Printing has **4** registered federal trademarks and **2** pending trademark applications to protect our products and our brand as the standard-bearer for on-demand manufacturing technology.

Branding is more than just a logo, it's how people experience us and our business, and we know the importance of protecting it.

Testing Partners

R3 Printing is excited to be partnered with several companies that are eager to test the next generation of additive manufacturing technology:



We're thrilled to partner with Modularity Space, a Florida-based aerospace company developing a suite of scalable and affordable satellites and spacecraft.

Modularity Space seeks to leverage R3 Printer's advanced capabilities by using experimental metal-infused materials to bring affordable low-earth and geosynchronous orbits to the world.

Additional testing partners in our pipeline include:

- Li-Leger Creative | Vancouver, BC | Product design and manufacturing
- Obsessively Geek | New York, NY | On-demand manufacturing
- Forge Manufacturing | Jacksonville, FL | On-demand manufacturing and digital design
- Halo Aerospace | West Palm Beach, FL | Aerospace R&D

State & Federal Grant Funding

R3 Printing is a proud recipient of a Small Business Innovation Research (SBIR) federal government grant, in partnership with AFWERX and the United States Air Force (USAF).

In addition, R3 Printing has partnered with Defense Innovation Lab (DiLab) for a New York State-funded joint research and development initiative, funded by a Manufacturing Technology Assistance Grant (MTAG).



Note: The appearance of U.S. Department of Defense (DoD) visual information does not imply or constitute DoD endorsement.

The partnership potential with the USAF and other defense end-users represents part of a multibillion-dollar opportunity as they move to adopt additive manufacturing technology to save costs and increase operational readiness.

References:

↳ American Institute of Physics (AIP), "FY20 Budget Request: DOD Science and Technology"

↳ United States Congressional Budget Office (CBO), "Long-Term Implications of the 2020 Future Years Defense Program"

Incubators, Accelerators, and Venture Capital



R3 Printing is a proud alumnus of OCEAN Accelerator Class IV, a highly selective Cincinnati-based technology accelerator that only accepts up to 10 startups in its annual cohort and deploys seed-stage capital to each of its portfolio companies.

In addition, R3 Printing has had the pleasure to partner and grow with FutureWorks - a hardware and advanced manufacturing incubator funded by the New York City Economic Development Corporation (NYCEDC).



The R3 Printing Leadership Team are also proud alumni of Y Combinator's Startup School program, of which *less than 25%* of participating companies graduated in 2019.


R3

Market Capture Strategy

We know the importance of having a clearly-defined target market and a focused approach to capturing it. While our total addressable market includes all businesses and entities that use 3D printers as a key part of their operations, we've segmented our market capture strategy into three phases in order to maximize our market penetration:


START
On-Demand Manufacturers
Phase 1
Customers are experts.
Architecture, Engineering Firms, etc.
Phase 2
Familiar, but not experts.
» More marketing resources are required to convey value and close the sale.
Large Enterprises (ex. Universities)
Phase 3
Have authority to purchase, but aren't end-users of the product.
» Significant marketing resources required.
» Legal resources required to create and negotiate contracts.

By systematically entering and saturating a market segment before progressing to the next one, we operate efficiently and avoid wasting valuable resources pursuing high-lift relationships prematurely.

Phase 1: Our initial target market consists of On-Demand Manufacturing businesses (ODMs). ODMs are businesses that offer 3D printing services as a sole or primary means of revenue.

Specifically targeting ODMs as our initial target market is important. These businesses are eager to lower their overhead labor costs and increase their output capacity, and are experts in the field of 3D printing. They'll more readily understand the value proposition of our product ecosystem, and we can close sales with lower customer acquisition costs.

Phase 2: After sufficiently saturating our initial target market, we'll expand our sales coverage to include other businesses such as engineering, architecture, and product design firms. These entities don't solely rely on profits from selling manufacturing services, and they'll likely require more marketing resources to convert into closed sales.

Phase 3: Up next are large enterprises, including universities. These entities typically enter complex, multi-year relationships with their technology partners. Although lucrative, the high-lift process to getting a signed contract requires significant sales, legal, and customer success teams to meet the support requirements of these agreements.

Initial Target Market Location - North America

North America (specifically, the US and Canada) leads the world in the adoption of 3D printing technology, representing 37.1% of industrial 3D printer sales worldwide:



$974 Million
↳ 3D printers sold in North America (2018)

Over $2.6 billion dollars' worth of 3D printers were sold globally in 2018, of which $974 million were sold in North America alone. This opportunity, combined with minimized shipping and associated export costs, makes it the logical geographic starting point for market capture.

Roadmap

Design for Manufacture / Design for Assembly

R3 Printer is currently in the Design for Manufacture / Design for Assembly (DFM / DFA) stages of the product engineering lifecycle. This means that we're revising the design of various systems and components to reduce the cost of manufacturing and assembly of our products.

For example, we discovered that by revising the chassis design of R3 Printer to be aluminum instead of stainless steel we'll save over 25% *per unit* in manufacturing costs - without sacrificing performance or durability.

Similar changes across our product line will ensure that each and every product and component is designed to maximize performance while also maximizing profitability - helping us become the standard-bearer for on-demand manufacturing technology.

Premium Cloud Features

As we progress through the stages of our market capture strategy and pursue contracts with larger enterprises, we anticipate a need for cloud features that go beyond what we would offer as a default suite of functionality.

To fill this need, we plan to build and offer premium cloud features on a subscription basis.

Future Products

We have big plans for R3 Printing, and our roadmap goes far beyond our launch product.

We didn't just design a better 3D printer, we developed a future-focused *platform* for the ultimate additive manufacturing ecosystem:



R3 PrintGrid™
Pre-configured racks of R3 Printer units for high-volume manufacturers.

Manufactured goods are just an API call away.

R3 PrintGrid™ is the solution for customers with *extreme* manufacturing capacity needs. By stacking R3 Printer units vertically and connecting them to a shared water cooling loop and power delivery system, these customers can operate even more efficiently by manufacturing more parts per square foot in their factories

than ever before.

The Competition

We're not the first to introduce an enterprise-grade 3D printer to the market, but we *are* the first to introduce a 3D printer that's designed from the inside out for businesses that operate on-demand manufacturing services.

R3 Printer is the only product that **checks all the boxes for our target market:**

R3 Printer Market Position

	Budget 3D Printers	Prosumer 3D Printers	R³	"Enterprise" 3D Printers
Sub-$10k Starting Price	✔	✔	✔	
Works Out-of-the-Box		✔	✔	✔
Cloud Management		(limited)	✔	✔
24x7 Workload-Capable			✔	✔
Unlocked Materials Supply	✔	✔	✔	
Jam-Preventing Technology			✔	(limited)
Fast Print Speeds			✔	

On-demand manufacturers operating a fleet of 3D printers currently have three tiers of products to choose from, none of which are optimized for running a profitable business:

Budget 3D Printers: This is a popular starting point, and the route that many businesses take. The main benefit is that one can start their business with a lower upfront investment, but the operators are *permanently* left with limited print sizes and slow print speeds. Out-of-the-box, this tier of 3D printer requires either lots of maintenance or heavy modifications that need real engineering knowledge to implement.

By operating a fleet of budget-tier 3D printers, businesses are left with a limited customer base and potentially high overhead labor costs.

High-End Consumer ("Prosumer") 3D Printers: An upgrade to high-end consumer ("prosumer") 3D printers doesn't yield many more benefits, especially given the larger initial investment. For the most part, these printers offer slightly improved (but still limited) print sizes, improved out-of-the-box reliability, and some convenient features like network connectivity - though not necessarily cloud-based fleet management. At the end of the day, the higher upfront investment in these 3D printers compared to their ability to generate more revenue isn't that great.

Therefore, most on-demand manufacturing services still opt for budget-tier 3D printers and simply put up with

their shortcomings and/or invest in their modification.

(Current) Enterprise-Grade 3D Printers: Current enterprise-grade 3D printers typically begin above the $10k price point, offer larger print sizes, and additional software management features. At first glance, they seem like a great platform for running an on-demand manufacturing service. Unfortunately, customers of these products are typically locked into proprietary material supplies controlled by the manufacturer that strip away profits in the long-term, and stretches out the timeline to recoup the large initial investment.

By operating a fleet of (current) enterprise-grade 3D printers, businesses are left with a high initial investment to recoup and often a locked materials supply that limits their ability to price themselves competitively.

The case for an unlocked materials supply

Many enterprise-grade 3D printers lock their customers into a proprietary material supply. This has *major* ramifications for the businesses that operate them. Not only are the proprietary materials priced *far* above market rate, they also prevent the operators from using new and experimental materials from other suppliers, further hurting their businesses by limiting their addressable market.


3D printers with locked material supplies aren't profitable to operate.
1kg ABS Plastic
$18.99
1kg ABS Plastic
$187.00

R3 Printing pledges to *never* lock its products to a particular material or software ecosystem. Instead, we plan on building additional streams of revenue by allowing our customers to *opt-in* to additional services and features that *add value to their businesses*, but they will never be forced to do so.

Our research shows that **this is a key part of long-term customer retention**, and we're making it a big part of our strategy for capturing market share.

The Leadership Team

Petra and Paul are passionate entrepreneurs with track records in engineering, technology, and digital marketing.



Petra Wood
COO • Head of Growth

   

Petra is a worldly executive with a track history in digital marketing and the media industry. Her global background includes growing up in Switzerland, a year abroad in Spain and Australia, as well as a year abroad in China while pursuing her degree at New York University, from which she graduated with honors. Her multilingual skill set includes French, Spanish, German, and Mandarin.

Her drive has led her to success across multiple companies including tenures at Walt Disney ABC Television, and Amnet Group - the programmatic digital marketing subsidiary of Dentsu Aegis Network, and is now leading R3 Printing's growth strategy.



Paul Sieradzki
CEO • Head of Product

   

Paul grew up with a passion for invention and automation. At Morgan Stanley, he was instrumental in developing macros that cross-checked his entire team's work in an otherwise manual and error-prone environment. He was then recruited to work in the technology division of the world's largest hedge fund, where he was the architect behind a firm-wide overhaul of automated alerting capabilities.

Paul is the inventor behind the patented features that make R3 Printer the additive manufacturing platform of the future.

Join Us.

Together, we'll **disrupt a $16 billion-dollar industry** and usher in a new era of customized products that are manufactured on-demand, just for you.

Follow R3 Printing

We'd love to stay in touch! Give us a Like, Follow, or Subscribe on the social media platform of your choice:

Facebook • Instagram • Twitter • LinkedIn • AngelList • YouTube

In the Press

  

SHOW MORE

Meet Our Team



Paul Sieradzki
CEO • Head of Product





Petra Wood
COO • Head of Growth





Sarah Pavis
Consultant
Engineering & Design for Manufacture



Adrian Candela
Consultant
Industrial Design



Ruslan Galba
Consultant
Digital Marketing



Erik Finsrud
Advisor
Branding & Graphic Design



Matthew G. Miller
Counsel
Intellectual Property



Kurt M. Watkins
Counsel
Outside General Counsel



Robin Sosnow
Counsel
JOBS Act & Equity Crowdfunding



Carl Buhler
Consultant
SBIR Government Grants

Offering Summary

Company : R3 Printing, Inc.

Corporate Address : 145 South Fairfax Avenue, Suite 200, Los Angeles, CA 90036

Offering Minimum : $10,000.00

Offering Maximum : $635,000.00

Minimum Investment Amount (per investor) : $100.00

Terms

Offering Type : Convertible Promissory Notes

Type of Equity Converted Into : Non-Voting Common Stock

Conversion Trigger : $1,000,000.00

Maturity Date : January 01, 2024

Valuation Cap : $8,000,000.00

Discount Rate : 18.0%

Annual Interest Rate : 5.0%

What is a Convertible Note?

A convertible note offers you the right to receive Non-Voting Common Stock in R3 Printing, Inc.. The amount of Non-Voting Common Stock you will receive in the future will be determined at the next equity round in which the Company raises at least $1,000,000.00 in a qualified equity financing. The highest conversion price per security is set based on a $8,000,000.00 Valuation Cap or if less, then you will receive a 18.0% discount on the price the new investors are paying. You also receive 5.0% interest per year added to your investment. When the maturity date is reached, if the note has not converted then you are entitled to receive Non-Voting Common Stock equal to your investment and interest back at a price per security determined by dividing the Valuation Cap by the aggregate number of outstanding equity securities of the Company as of immediately prior (on a fully diluted basis).

Annual Interest Rate subject to adjustment of 10% bonus for StartEngine shareholders. See 10% Bonus below.

Bonus Rewards

Get rewarded for being an R3 Printing Early Investor!

- **10% Early Bird Bonus**
  - Invest in R3 Printing in the first 10 days and receive an extra 10% increase in your investment!
- **$500+**
  - Silver Tier: We'll feature your name on the investors page of the R3 Printing website (you can opt-out), so everyone can know that you got in early!
- **$1,000+**
  - Gold Tier: Get all of the above! Plus:
  - Limited edition R3 Printing Early investor ceramic mugs that reflect the signature design of our cornerstone product, R3 Printer.
- **$5,000+**
  - Platinum Tier: Get all of the above! Plus:
  - Get a feel for what the R3 Printer can do: we'll send you a customized R3 Printing Early investor mini sculpture, made with carbon fiber-infused plastic, fresh off an R3 Printer pre-production unit!
- **$10,000+**
  - Diamond Tier: Get all of the above! Plus:
  - Get to know the minds behind R3 Printing! Join us for a one-on-one Q&A with the founders to discuss the Company roadmap and the future of on-demand manufacturing.

All perks occur when the Offering is completed.

The 10% Bonus for StartEngine Shareholders

R3 Printing, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

Eligible StartEngine shareholders will receive a 10% increase in the annual interest rate on

Eligible StartEngine shareholders will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering. This means your annual interest rate will be 5.5% instead of 5%.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the Company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the Offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

residence.

California Investor Only - <u>Do Not Sell My Personal Information</u>



EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

The *things* in our lives...

The things we *wear, touch, and hold...*

When we call them '*ours*', is it because they're unique? Personal? Are they one in a million?

...or are they just one out of millions?

--

At R3 Printing, we believe that the products in our lives should be *personal*.

We're bringing you R3 Printer, a high-performance 3D printer for manufacturing custom, 3D-printed products at prices that can compete with mass production.

Our patent-pending systems virtually eliminate downtime, enabling the scale needed to bring a *world* of personalized products into reach.

Our breakthrough printhead design unlocks faster print speeds and larger print sizes, eliminating yet another barrier to mass customization.

With R3 Printer, manufacturing is about to get *personal*.

--

Join Us.

Together, we'll disrupt a multibillion-dollar industry. We'll *change the way things are made*, and we'll usher in a *new* era of customized products that are 3D-printed on-demand... just for you.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

CONVERTIBLE NOTE SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY STARTENGINE CAPITAL LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED

IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: %%NAME_OF_ISSUER%%
        %%ADDRESS_OF_ISSUER%%

Ladies and Gentlemen:

1._____Note Subscription.

(a)   The undersigned ("Subscriber") hereby subscribes for and agrees to purchase a Convertible Note (the "Securities"), of %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%%, %%COMPANY_TYPE%% (the "Company"), upon the terms and conditions set forth herein. The rights of the Securities are as set forth in the Convertible Note and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b)   By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

(c)   This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(d)   The aggregate value of Securities sold shall not exceed $%%MAX_FUNDING_AMOUNT%% (the "Oversubscription Offering"). Providing that subscriptions for $%%MIN_FUNDING_AMOUNT%% Securities are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

(e)   In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2._____Purchase Procedure.

(a)____Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement,

which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b)_____ Escrow arrangements. Payment for the Securities shall be received by Prime Trust, LLC (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in on the signature page attached hereto below and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company as recorded by CrowdManager (a "Cap Table Management service operated by StartEngine Crowdfunding, Inc.."), which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

(c) **Special provisions for cryptocurrency payments.** Notwithstanding Section 2(b), cryptocurrency payments will be received by the Escrow Agent from the undersigned and converted to U.S. dollars once per day. Once converted to U.S. dollars, the undersigned will be subscribed for the number of Securities he is eligible to receive based upon the investment value in U.S. dollars (the "Final Investment Amount"). Subscriber understands that the Final Investment Amount will be determined following the exchange of the cryptocurrency to U.S. dollars at the current exchange rate, minus the Digital Asset Handling Fee of the Escrow Agent. Subscriber has read and understands the terms, conditions, and fees of the Escrow Agent for payments made in cryptocurrency   available   here, http://primetrust.com/assets/downloads/Digital_Asset_Disclosures.pdf.   Cryptocurrency payments received at any time other than business hours in New York City (9:00am to 4:00pm Eastern Time, Monday through Friday) will be converted to U.S. dollars on the next business day. Subscriber further understands and affirms that Subscriber will be subscribed for the Securities equaling one-hundred percent (100%) of the Final Investment Amount. In the event that the Final Investment Amount exceeds the annual limit for the Subscriber, or that the Final Investment Amount exceeds the number of Securities available to the Subscriber, Subscriber will be refunded the amount not applied to his subscription. Any refunds, including those for cancelled investments, will be made only in the same cryptocurrency used for the initial payment and will be refunded to the same digital wallet address from which the initial payment was made.

3._____ Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers

has, or at any time had, actual knowledge of such fact or other matter.

(a)   Organization and Standing.   The Company is a %%COMPANY_TYPE%% duly formed, validly existing and in good standing under the laws of the State of %%STATE_INCORPORATED%%. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b)   Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c)   Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms. The company will take measures necessary so the conversion of shares will be authorized and issued when required.

(d)   Authority for Agreement. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e)   No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals

as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f)   Financial statements. Complete copies of the Company's financial statements consisting of the statement of financial position of the Company as of December 31, 2019 and the related consolidated statements of income and cash flows for the two-year period then ended or since inception (the "Financial Statements") have been made available to the Subscriber and appear in the Offering Statement and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. Indigospire CPA Group, LLC, which has audited or reviewed the Financial Statements, is an independent accounting firm within the rules and regulations adopted by the SEC. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(g)   Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h)   Litigation. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4._____ Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a)   Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of

equitable remedies.

(b)   Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c)   Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(d)   Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i)   To the Company;

(ii)   To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii)   As part of an offering registered under the Securities Act with the SEC; or

(iv)   To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e)   Investment Limits. Subscriber represents that either:

(i)   Either of Subscriber's net worth or annual income is less than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the lower of its annual income or net worth, or (B) $2,200; or

(ii)   Both of Subscriber's net worth and annual income are more than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the

previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $107,000.

(f)   Subscriber information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

(g)   Company Information.   Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscribers' advisors or representatives, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h)   Valuation. The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i)   Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j)   Foreign Investors.   If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5.   Revisions to Manner of Holding.

In the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company ("Crowdfunding SPVs") to make offerings under Section 4(a)(6) of the Securities Act, Subscriber agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Securities Act. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors. Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) of the Securities Act into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors.

6.   Indemnity.

The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7.   Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of %%STATE_INCORPORATED%%.

EACH OF THE SUBSCRIBERS AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF %%STATE_INCORPORATED%%, AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 9 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE)

ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

8.   Notices.

Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

If to the Company, to: %%ADDRESS_OF_ISSUER%%

If to a Subscriber, to Subscriber's address as shown on the signature page hereto

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

9.   Miscellaneous.

(a)   All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b)   This Subscription Agreement is not transferable or assignable by Subscriber.

(c)   The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d)   None of the provisions of this Subscription Agreement may be waived, changed or

terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e)　　In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f)　　The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g)　　This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h)　　The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i)　　The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j)　　This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k)　　If any recapitalization or other transaction affecting the stock of the Company is affected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l)　　No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[*SIGNATURE PAGE FOLLOWS*]

%%NAME_OF_ISSUER%%
SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Convertible Notes of %%NAME_OF_ISSUER%%, by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

(a)   The aggregate purchase price for the Convertible   %%VESTING_AMOUNT%%
Notes the undersigned hereby irrevocably subscribes for is:

(b)   The Securities being subscribed for will be owned by,
and should be recorded on the Company's books as held in
the name of:

%%SUBSCRIBER_DETAILS_WITH_TAX_ID%%

%%SUBSCRIBER_SIGNATURE%%

Date

*   *   *   *   *

This Subscription is   %%NAME_OF_ISSUER%%
accepted   By:
on %%TODAY%%.   %%ISSUER_SIGNATURE%%

[CONVERTIBLE NOTE FOLLOWS]

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

CONVERTIBLE PROMISSORY NOTE
SERIES %%YEAR%% - CF

$%%VESTING_AMOUNT%% %%TODAY%%

For value received %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%% corporation (the "Company"), promises to pay to %%VESTING_AS%%, the investor party hereto ("Investor") who is recorded in the books and records of the Company as having subscribed to this convertible promissory note (the "Note") the principal amount set forth above and on the signature page of his/her subscription agreement (the "Subscription Agreement"), together with accrued and unpaid interest thereon, each due and payable on the date and in the manner set forth below. This Note is issued as part of a series of similar convertible promissory notes issued by the Company pursuant to Regulation Crowdfunding (collectively, the "Crowdfunding Notes") to qualified purchasers on the funding portal StartEngine Capital LLC (collectively, the "Investors").

1. Repayment. All payments of interest and principal shall be in lawful money of the United States of America and shall be made pro rata among all Investors. All payments shall be applied first to accrued interest, and thereafter to principal. The outstanding principal amount of the Note shall be due and payable on January 1, 2024 (the "Maturity Date").

2.   **Interest Rate.** The Company promises to pay simple interest on the outstanding principal amount hereof from the date hereof until payment in full, which interest shall be payable at the rate of 5% per annum or the maximum rate permissible by law, whichever is less. Interest shall be due and payable on the Maturity Date and shall be calculated on the basis of a 365-day year for the actual number of days elapsed.

3.   **Conversion; Repayment Premium Upon Sale of the Company.**

(a)   In the event that the Company issues and sells equity securities to investors (the "**Equity Investors**") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of equity securities resulting in gross proceeds to the Company of at least $1,000,000 (excluding the conversion of the Notes and any other debt) (a "**Qualified Financing**"), then it converts into shares of non-voting common stock at conversion price equal to the lesser of (i) 82% of the per share price paid by the Investors or (ii) the price equal to the quotient of $8,000,000 divided by the aggregate number of outstanding shares of common stock of the Company (including non-voting common stock and common stock together as a class) as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b)   If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

(c)   Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of non-voting common stock of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d)   In no event will any interests charged, collected, or reserved under this Note exceed the maximum rate then permitted by applicable law, and if any

payment made by the Company under this Note exceeds such maximum rate, then such excess sum will be credited by the Holders as a payment of principal.

(e)　　For the purposes of this Note: "**Sale of the Company**" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; *provided, however*, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

4.　　**Maturity.** Unless this Note has been previously converted in accordance with the terms of this Note, the entire outstanding principal balance and all unpaid accrued interest shall automatically be converted into shares of non-voting common stock at a price per security equal to the quotient of $8,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the conversion of these Notes (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.) as soon a reasonably practicable following the Maturity Date.

5.　　**Expenses.** In the event of any default hereunder, the Company shall pay all reasonable attorneys' fees and court costs incurred by Investor in enforcing and collecting this Note.

6.　　**Prepayment.** The Company may not prepay this Note prior to the Maturity Date without the written consent of 51% in interest of the Investors.

7.　　**Default.** In the event of any "**Event of Default**" hereunder, the Convertible Notes shall accelerate and all principal and unpaid accrued interest shall become due and payable. Each of the following shall constitute an "**Event of Default**", provided, however that the 51% of the interest of Investors may waive any Event of Default as set forth:

a)　　The Company's failure to pay when due any amount payable by it hereunder and such failure continues uncured for 10 business days.

b)　　The Company's failure to comply with any of its reporting obligations under Regulation Crowdfunding and such failure continues uncured for 10 business days.

c)　　Voluntary commencement by the Company of any proceedings to have itself adjudicated as bankrupt.

d) The entry of an order or decree under any bankruptcy law that adjudicates the Company as bankrupt, where the order or decree remains unstayed and in effect for 90 days after such entry.

e) The entry of any final judgment against the Company for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not appealed within 30 days after such entry.

f) The issuance or entry of any attachment or the receipt of actual notice of any lien against any of the property of the Company, each for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not being diligently contested in good faith in appropriate proceedings within 30 days after such issuance, entry or receipt.

g) Any representation or warranty made by the Company under the Convertible Note Subscription Agreement shall prove to have been false or misleading in any material respect when made or deemed to have been made; provided that no Event of Default will occur under this clause if the underlying issue is capable of being remedied and is remedied within 30 days of the earlier of the Company becoming aware of the issue.

8. **Waiver.** The Company hereby waives demand, notice, presentment, protest and notice of dishonor.

9. **Governing Law.** This Note shall be governed by and construed under the laws of the state of %%STATE_INCORPORATED%%, as applied to agreements among %%STATE_INCORPORATED%% residents, made and to be performed entirely within the state of %%STATE_INCORPORATED%%, without giving effect to conflicts of laws principles.

10. **Jury Waiver.** EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS CONVERTIBLE NOTE OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS CONVERTIBLE NOTE. IN THE EVENT OF LITIGATION, THIS CONVERTIBLE NOTE MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

10. **Parity with Other Notes.** The Company's repayment obligation to the Investor under this Note shall be on parity with the Company's obligation to repay all Notes issued pursuant to the

Agreement. In the event that the Company is obligated to repay the Notes and does not have sufficient funds to repay the Notes in full, payment shall be made to Investors of the Notes on a pro rata basis. The preceding sentence shall not, however, relieve the Company of its obligations to the Investor hereunder.

11.   Modification; Waiver. Any term of this Note may be amended or waived with the written consent of the Company and 51% in interest of investors.

12.   Assignment. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Note), this Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company. Thereupon, this Note shall be registered in the Company's books and records in the name of, the transferee. Interest and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of the Company's obligation to pay such interest and principal.

13.   Electronic Signature. The Company has signed this Note electronically and agrees that its electronic signature is the legal equivalent of its manual signature on this Note.

%%NAME_OF_ISSUER%%:
By: ____%%ISSUER_SIGNATURE%%____
Name: %%NAME_OF_ISSUER%%
Title: %%ISSUER_TITLE%%

Investor:
By: %%INVESTOR_SIGNATURES%%
Name: %%VESTING_AS%%
Title: %%INVESTOR_TITLE%%
Email: %%VESTING_AS_EMAIL%%

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